SLEEP BETTER FOUNDATION, LLC

FINANCIAL STATEMENT FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
Sleep Better Foundation, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Sleep Better Foundation, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, statements of members equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 27, 2020

SLEEP BETTER FOUNDATION, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 35,166	$ 64,604
TOTAL CURRENT ASSETS	35,166	64,604
PROPERTY AND EQUIPMENT		
Property and equipment, net	8,655	6,246
OTHER ASSETS		
Intangible assets	43,590	27,550
	43,590	27,550
TOTAL ASSETS	$ 87,411	$ 98,400

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 3,107	$ 2,534
TOTAL CURRENT LIABILITIES	3,107	2,534
TOTAL LIABILITIES	3,107	2,534
MEMBERS' EQUITY		
Members' equity	84,304	95,866
TOTAL MEMBERS' EQUITY	84,304	95,866
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 87,411	$ 98,400

See independent accountant's review report and accompanying notes to financial statements.

SLEEP BETTER FOUNDATION, LLC
STATEMENTS OF OPERATIONS
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Operating expenses	44,621	28,918
Marketing and promotional	17,079	6,002
General and administrative	20,257	1,426
TOTAL OPERATING EXPENSES	81,957	36,346
NET OPERATING INCOME	(81,957)	(36,346)
NET LOSS	$ (81,957)	$ (36,346)

See independent accountant's review report and accompanying notes to financial statements.

SLEEP BETTER FOUNDATION, LLC
STATEMENTS OF MEMBERS EQUITY
DECEMBER 31, 2019 AND 2018

	Member Interests	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018			$ -	$ -
Contributions	296,500	132,212		$ 132,212
Net income			(36,346)	$ (36,346)
ENDING BALANCE, DECEMBER 31, 2018	296,500	$ 132,212	$ (36,346)	$ 95,866
Contributions	100,500	70,395	-	$ 70,395
Net income	-	-	(81,957)	$ (81,957)
ENDING BALANCE, DECEMBER 31, 2019	397,000	$ 202,607	$ (118,303)	$ 84,304

See independent accountant's review report and accompanying notes to financial statements.

SLEEP BETTER FOUNDATION, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (81,957)	$ (36,346)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	2,826	1,279
Increase (decrease) in liabilities:		
Accounts payable	573	2,534
CASH USED FOR OPERATING ACTIVITIES	(78,558)	(32,533)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(18,411)	(28,500)
Cash used for purchase of fixed assets	(2,864)	(6,575)
CASH USED FOR FINANCING ACTIVITIES	(21,275)	(35,075)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	70,395	132,212
CASH PROVIDED BY INVESTING ACTIVITIES	70,395	132,212
NET INCREASE (DECREASE) IN CASH	(29,438)	64,604
CASH AT BEGINNING OF YEAR	64,604	-
CASH AT END OF YEAR	$ 35,166	$ 64,604

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Sleep Better Foundation, LLC (the "Company") was incorporated in the State of Virginia on September 26, 2016. The Company offers services via a virtual Sleep Coach to anyone signing up for a company membership. Coaching topics include improving behavioral and cognitive habits related to sleep and Positive Airway Pressure (PAP) therapy compliance.

Prior to 2018, the Company was a single member limited liability company. The Company rebranded itself during 2018.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018 the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company had no accounts receivable.

1. **Summary of Significant Accounting Policies (continued)**

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of its internally developed sleep coaching platform. Intangible assets are amortized over fifteen years. Amortization expense recorded was $2,371 and $918 for the years ended December 31, 2019 and 2018, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while furniture is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term maturity of these items.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had not recognized any revenue

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on its financial position.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following on December 31st:

Property and equipment at cost:

		2019		**2018**
Office Equipment	$	7,857	$	5,322
Furniture and Fixtures		1,253		1,253
		9,110		6,575
Less: Accumulated depreciation		455		329
Total	$	8,655	$	6,246

4.   **Equity**

Member Interests
Under the operating agreement, the Company has authorized 600,000 shares of member interests. As of December 31, 2019, 397,000 shares of Member Interests have been issued and are outstanding. As of December 31, 2018, 296,500 shares of Member Interests have been issued and are outstanding.

5.   **Subsequent Events**

The Company has evaluated subsequent events through April 27, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.